

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 27, 2007

Mr. W. Russell Scheirman
Chief Financial Officer and President
VAALCO Energy, Inc.
4600 Post Oak Place, Suite 309
Houston, Texas 77027

> **Re: VAALCO Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 7, 2007**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2007**
> **Filed August 9, 2007**
> **File No. 001-32167**

Dear Mr. Scheirman:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Controls and Procedures, page 31

1.   We note your certifying officers concluded that your disclosure controls and
        procedures were effective as of December 31, 2006. However, we also note your
        risk factor disclosed on page 13 which indicates that "A control system, no matter
        how well conceived and operated, can provide only reasonable, not absolute,
        assurance that the objectives of the control system are met;" and that "an
        evaluation of controls can provide only reasonable assurance that all material
        control issues and instances of fraud, if any, in our company have been detected."
        Please confirm, if true, that your disclosure controls and procedures are designed
        to provide reasonable assurance of achieving their objectives and that your
        relevant officers have concluded that your disclosure controls and procedures are
        effective at the reasonable assurance level or otherwise advise and so state.
        Please also revise your conclusion as to effectiveness of your disclosure controls
        and procedures, if necessary, to ensure that the reader understands their
        effectiveness is based upon the reasonable assurance level. This comment also
        applies to your Form 10-Q for the fiscal quarter ended June 30, 2007.

Statements of Consolidated Cash Flows, page F-6

2.   We note you have presented exploration costs as a reconciling component of cash
        flows from operations and that the amount of the reconciling item agrees to the
        amount of exploration expense reported on your statement of operations. Please
        revise the caption to clarify the exact nature of these costs and provide us with a
        schedule that details the components of this line item for each period reported.
        Please also refer to Item II.F.8.b of the Division of Corporation Finance:
        Frequently Requested Accounting and Financial Reporting Interpretations and
        Guidance which can be located at:
        http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P374_86706.

Exhibits 31.1. and 31.2

3.   We note that paragraph 4 in your certification does not contain the second half of
        the statement pertaining to your responsibility concerning internal control over
        financial reporting. Please refer to Item 601(b)(31)(i) of Regulation S-K for the
        exact text of the required Section 302 certifications and amend your exhibits as
        appropriate. This comment also applies to your Form 10-Q for the fiscal quarter
        ended June 30, 2007.

Engineering Comments

General

4.   Please provide us with a copy of your reserve report as of December 31, 2006. Please provide this on electronic media, such as CD-ROM, if possible. If possible, please provide this on CD ROM. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C.

Risk Factors, page 9

5.   It is our understanding that the African region in which you operate has had a recent history of border disputes. Please revise your document to include a risk factor that addresses this risk. Include disclosure of how this risk may have affected you in the past and could affect you in the future. Alternatively, tell us why you do not believe this is a risk.

Properties, page 14

Gabon, page 14

6.   Please tell us if you have attributed proved reserves to be recovered after any of your production licenses expire.

Supplemental Information on Oil and Gas Producing Activities, page F-24

Proved Reserves, page F-25

7.   We note that you report significant additions of reserves in 2004 and 2006 and significant revisions of reserves in 2006. Please revise your document to disclose explanations for all of the significant reserve changes reported in your reserve table. Refer to paragraph 11 of SFAS 69. Additionally please revise your line item caption Additions, to conform to the types of increases in reserves specifically referred to in paragraph 11 of SFAS 69.

Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil Reserves, page F-26

8.   Please tell us why your total estimated future production costs are approximately 33% lower than the previous year.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief